FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 21, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







                  Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

      Vesting of awards made under GlaxoSmithKline's share plans in 2004


This notification, prepared in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a), sets out the vesting of share awards made in 2004, under the GlaxoSmithKline Performance Share Plan.

Performance Share Plan

The three-year performance period for the GlaxoSmithKline Performance Share Plan
(PSP) awards made in 2004, which commenced on 1 January 2005, came to an end on 31 December 2007.

The Remuneration Committee of the Board of GlaxoSmithKline plc (GSK) considered the performance achieved in respect of the PSP awards and determined that the PSP awards granted in 2004 vested as set out in the table below. The vesting of these awards was subject to the Company's relative Total Shareholder Return
(TSR) performance for the individuals who were Executive Directors or Corporate Executive Team (CET) members at the time the awards were made. For other participants, the vesting of the awards was subject in part to TSR and in part to the Company's Earnings per Share (EPS) growth over the performance period.

The following Executive Directors and CET members, who are all Persons Discharging Managerial Responsibility (PDMRs), have received the following final awards in respect of the awards made in 2004. The unvested balance of each award has lapsed.

                                         Number of Shares/ADSs vesting

                                       Shares                        ADSs
Dr JP Garnier*                                                     86,327
Mr A P Witty*                          33,272
Mr R M Bondy                           33,272
Mr J M Clarke                          20,687
Mr M Dunoyer                           12,531
Mr E J Gray                             9,177
Mr J S Heslop*                          6,698
Mr D Learmouth                          4,332
Dr M Slaoui*                            9,177
Dr R G Greig**                                                     10,791
Mr W C Louv                                                         4,056
Mr D J Phelan                                                      16,618
Mr D Pulman                                                        10,791
Mr D M Stout                                                       31,941
Mr C Viehbacher*                                                   16,618

* denotes an Executive Director

** deferred until retirement




Share Option Plan

The  three-year  performance  period for the  GlaxoSmithKline  Share Option Plan
(SOP) awards made to appointed CET members in 2004, at an option price of GBP11.23 (or US$43.730 in the case of ADSs), which commenced on 1 January 2005, came to an end on 31 December 2007. The performance conditions for this grant were met. The Remuneration Committee of the Board of GSK therefore confirmed that they were exercisable in full.

                                         Number of Shares/ADSs exercisable

                                       Shares                         ADSs
Dr JP Garnier*                                                     460,000
Mr A P Witty*                          177,500
Mr R M Bondy                           177,500
Mr M Dunoyer                            70,000
Mr J S Heslop*                          62,250
Dr R G Greig                                                        57,500
Mr D J Phelan                                                       88,750
Mr D Pulman                                                         57,500
Mr D M Stout                                                       170,000
Mr C Viehbacher*                                                    88,750

* denotes an Executive Director



The Company, Directors, and Persons Discharging Managerial Responsibility were advised of these transactions on 21 February 2008.



S M Bicknell
Company Secretary



21 February 2008


Enquiries:

UK Media enquiries:                        Philip Thomson        (020) 8047 5502
                                           Alice Hunt            (020) 8047 5502
                                           Gwenan White          (020) 8047 5502

US Media enquiries:                        Nancy Pekarek         (215) 751 7709
                                           Mary Anne Rhyne       (919) 483 2839

European Analyst/Investor enquiries:       David Mawdsley        (020) 8047 5564
                                           Sally Ferguson        (020) 8047 5543
                                           Gary Davies           (020) 8047 5503

US Analyst/ Investor enquiries:            Frank Murdolo         (215) 751 7002
                                           Tom Curry             (215) 751 5419








SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 21, 2008                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc